SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 7)

           Chicago and North Western Transportation Company
                         (Name of Issuer)

               Common Stock, Par Value $.01 Per Share
                  (Title of Class of Securities)

                            167155 10 0
                           (CUSIP Number)

                      Richard J. Ressler, Esq.
                     Union Pacific Corporation
              Martin Tower, Eighth and Eaton Avenues
                   Bethlehem, Pennsylvania  18018
                           (610) 861-3200
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              Copy to:

                           Paul T. Schnell
                Skadden, Arps, Slate, Meagher & Flom
                          919 Third Avenue
                     New York, New York  10022
                          (212) 735-3000

                             March 10, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the statement because of Rule 13d-1(b)(3) or (4), check the
          following box:  [   ]

                    Check the following box if a fee is being paid with the statement: [ ]

                    This Amendment No. 7 filed by Union Pacific
          Corporation, a Utah corporation ("UP"), Union Pacific Holdings, Inc., a Utah corporation ("UP Holdings"), and UP Rail, Inc., a Delaware corporation ("UP Rail"), amends the Statement on Schedule 13D, dated April 9, 1992, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of Chicago and North Western Transportation Company, a Delaware corporation (the "Issuer"). UP, UP Holdings and UP Rail are hereinafter collectively referred to as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby supplemented as follows:

                    Since March 7, 1995, UP has held discussions with the Issuer which resulted in a price agreement for a transaction in which UP would acquire 100% of the Issuer's common stock at a price of $35 per share in cash. The transaction is subject, among other things, to negotiation and execution of a mutually satisfactory definitive purchase agreement and approvals by UP's and the Issuer's respective boards of directors. There is no assurance that any transaction will be agreed to or as to the final terms of any such transaction.

                    A copy of the joint press release of UP and the Issuer is attached hereto as Exhibit 12 and incorporated herein by reference.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect To Securities of the
                    Issuer.

                    Reference is made to the disclosure set forth in
          Item 4.

          Item 7.   Material to be filed as Exhibits.

                    Item 7 is hereby supplemented as follows:

                    Exhibit 12.  Joint Press Release, dated March
          10, 1995.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

                                        UP RAIL, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Assistant Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

                                        UNION PACIFIC HOLDINGS, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Chief Legal Officer


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Senior Vice President
                                                     and General Counsel

           -------------------------------------------------------------
           EXHIBIT 12

                        Union Pacific and Chicago and
                      North Western Announce Transaction

                    March 10, 1995 -- Union Pacific Corporation
          (UNP) and Chicago and North Western Transportation Company (CNW) announced that they have agreed that Union Pacific will acquire 100% of CNW's common stock at a price of $35 per share in cash. The transaction is subject, among other things, to negotiation and execution of a mutually satisfactory definitive purchase agreement and approvals by the companies' respective boards of directors.

                    Union Pacific is a transportation and natural resource company based in Bethlehem, Pennsylvania with sales of approximately $8 billion.

                    The Chicago and North Western Transportation
          Company is the holding company for the Chicago and North Western Railway Company, a leading railroad freight hauler in the central transcontinental corridor and major transporter of coal, grain and double-stack containers.